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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.

Name of issuer or person filing (the “Filer”): Silver Wheaton Corp.

B.

This is [check one]

[X]

an original filing for the Filer

[   ]

an amended filing for the Filer

C.

Identify the filing in conjunction with which this Form is being filed:

Name of registrant: Silver Wheaton Corp.

Form type: Form 40-F Registration Statement

File number (if known): 001-32482

Filed by: Silver Wheaton Corp.

Date filed (if filed concurrently, so indicate): Filed concurrently

D.

The Filer is incorporated or organized under the laws of British Columbia, Canada and has its principal place of business at:

Suite 1560, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6

Telephone Number: (604) 696-3000

E.

The Filer designates and appoints Jonathan C. Guest located at:

Perkins Smith & Cohen LLP, One Beacon Street, Boston, Massachusetts 02108

Telephone Number: (617) 854-4000

as the agent (the “Agent”) of the Filer upon whom may be served any process, pleadings, subpoenas or other papers in:

(a)

any investigation or administrative proceeding conducted by the Commission; and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F filed as of the date specified herein or any purchases or sales of any security in connection therewith.  The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form 40-F.   The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates and the transactions in such securities.

[SIGNATURE PAGE FOLLOWS]

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, this 22nd day of April, 2005.

SILVER WHEATON CORP.

By: /s/ Peter Barnes

Name: Peter Barnes

Title: Executive Vice President and Chief Financial Officer

This statement has been signed by the following person in the capacity and on the date indicated.

/s/ Jonathan C. Guest

Jonathan C. Guest

Authorized Representative in the United States for Filer

(Title)

April 22, 2005

(Date)